UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GVI Security Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

3622E10 1

(CUSIP Number)

David Weiner
c/o W-Net, Inc.
3490 Laurel Canyon Blvd., Suite 327
Studio City, California 91604
(818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E 10 1		Page 2 of Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Joint Filer
3		SEC USE ONLY
4		SOURCE OF FUNDS* NA
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,611,651
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,611,651
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,651
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.11%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

This Amendment No. 1 (this "Amendment") to a statement on Schedule 13D filed October 23, 2006 (the “Schedule 13D”) by David Weiner and GVI Investment Company LLC (“GVII”), relates to the common stock, par value $.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed in connection with the distribution of the Common Stock of the Issuer held by GVI Investments LLC to its members (including Mr. Weiner), and amends and restates the Cover Pages of the Schedule 13D, as set forth above, and Item 5 of the Schedule 13D, as set forth below.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing:

The Reporting Person beneficially owns 2,611,651 shares of the Common Stock of the Issuer consisting of (i) 2,016,276 shares of the Common Stock owned directly by the Reporting Person; (ii) a Warrant to purchase 568,688 shares of the Common Stock of the Issuer; (iii) 20,020 shares of the Common Stock of the Issuer owned by Woodman Management Corporation (“WMC”); and (iv) an immediately exercisable Warrant to purchase 6,667 shares of the Common Stock of the Issuer at a purchase price of $1.50 per share owned by W-net, Inc. (“W-net”). The Reporting Person is also the sole director, officer and shareholder of each of W-net and WMC.

As of the date of this filing (based on 28,106,168 shares of the Common Stock of the Issuer issued and outstanding), the 2,611,649 shares of the Common Stock of the Issuer beneficially owned by the Reporting Person constitutes approximately 9.11% of the Company’s outstanding shares of Common Stock.

(b)  The Reporting Person has the sole power to vote and dispose of, or to direct the vote or disposition of all of the 2,611,649 shares of the Common Stock owned by him.

(c) On January 22, 2007, GVII distributed all of the Common Stock of the Issuer held by it to its members in proportion to their respective membership interests in GVII, and in connection therewith, as the holder of a 16% membership interest in GVII, Mr. Weiner received a distribution of 2,106,276 shares of Common Stock.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 5, 2007	/s/ David Weiner
David Weiner